Exhibit 99.1

Press Release

Dupixent® (dupilumab) application for treatment of chronic spontaneous urticaria (CSU) in adults and adolescents accepted for FDA review

*	More than 300,000 people in the U.S. suffer from CSU that is inadequately controlled by antihistamines

Paris and Tarrytown, N.Y. March 7, 2023. The U.S. Food and Drug Administration (FDA) has accepted, for review, the supplemental Biologics License Application (sBLA) for Dupixent® (dupilumab) to treat adults and adolescents aged 12 years and older with chronic spontaneous urticaria (CSU) that is not adequately controlled with the current standard of care, H1 antihistamine treatment. The target action date for the FDA decision is October 22, 2023.

CSU is an inflammatory skin condition driven in part by type 2 inflammation, which causes sudden and debilitating hives and swelling on the skin. Swelling, called angioedema, may occur most commonly on the face, hands and feet, but can also affect the throat and upper airways. CSU is typically treated with H1 antihistamines, medicines that target histamine-1 receptors on cells to control symptoms of urticaria. However, the disease remains uncontrolled in up to 50% of patients, who are left with limited alternative treatment options. These individuals continue to experience symptoms, including persistent itch or burning sensations that can be debilitating and significantly impact quality of life.

The sBLA is supported by data from two Phase 3 trials (LIBERTY-CUPID Studies A and B), evaluating Dupixent in two different patient populations with uncontrolled CSU. Study A was conducted in CSU patients who were uncontrolled on standard-of-care antihistamines with efficacy and safety data supporting the submission, while Study B was conducted in CSU patients who were uncontrolled on standard-of-care antihistamines and refractory to omalizumab with results providing additional supporting data.

The potential use of Dupixent in CSU is currently under clinical development, and the safety and efficacy have not been fully evaluated by any regulatory authority.

About the CSU Clinical Trial Program

The clinical trial program, known as LIBERTY-CUPID, includes Studies A and B, two Phase 3 randomized, double-blind, placebo-controlled trials evaluating the efficacy and safety of Dupixent in two different patient populations with uncontrolled CSU. Study A evaluated Dupixent as an add-on therapy to standard-of-care H1 antihistamines compared to antihistamines alone in 138 patients with CSU aged 6 years and older who remained symptomatic despite antihistamine use and were not previously treated with omalizumab. Study B evaluated Dupixent in 108 patients with CSU aged 12 to 80 years who remained symptomatic despite standard-of-care treatment and were intolerant or incomplete responders to omalizumab.

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In addition to CSU, Sanofi and Regeneron are also studying Dupixent in chronic inducible urticaria triggered by cold (LIBERTY-CINDU CUrIADS program) in an ongoing Phase 3 trial.

About Dupixent

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the IL-4 and IL-13 pathways and is not an immunosuppressant. The Dupixent development program has shown significant clinical benefit and a decrease in type 2 inflammation in Phase 3 trials, establishing that IL-4 and IL-13 are key and central drivers of the type 2 inflammation that plays a major role in multiple related and often co-morbid diseases. These diseases include approved indications for Dupixent, such as atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP), prurigo nodularis and eosinophilic esophagitis (EoE).

Dupixent has received regulatory approvals in one or more countries around the world for use in certain patients with atopic dermatitis, asthma, CRSwNP, EoE or prurigo nodularis in different age populations. Dupixent is currently approved for one or more of these indications in more than 60 countries, including in Europe, the U.S. and Japan. More than 500,000 patients have been treated with Dupixent globally.

Dupilumab Development Program

Dupilumab is being jointly developed by Regeneron and Sanofi under a global collaboration agreement. To date, dupilumab has been studied across more than 60 clinical trials involving more than 10,000 patients with various chronic diseases driven in part by type 2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes in Phase 3 trials, including pediatric EoE, atopic hand and foot dermatitis, chronic inducible urticaria-cold, CSU, chronic pruritus of unknown origin, chronic obstructive pulmonary disease with evidence of type 2 inflammation, chronic rhinosinusitis without nasal polyposis, allergic fungal rhinosinusitis, allergic bronchopulmonary aspergillosis and bullous pemphigoid. These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents, develops and commercializes life-transforming medicines for people with serious diseases. Founded and led for 35 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to nine FDA-approved treatments and numerous product candidates in development, almost all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, hematologic conditions, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically humanized mice to produce optimized fully human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center®, which is conducting one of the largest genetics sequencing efforts in the world.

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For more information, please visit www.Regeneron.com or follow @Regeneron on Twitter.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the impact of SARS-CoV-2 (the virus that has caused the COVID-19 pandemic) on Regeneron’s business and its employees, collaborators, and suppliers and other third parties on which Regeneron relies, Regeneron’s and its collaborators’ ability to continue to conduct research and clinical programs, Regeneron’s ability to manage its supply chain, net product sales of products marketed or otherwise commercialized by Regeneron and/or its collaborators or licensees (collectively, “Regeneron’s Products”), and the global economy; the nature, timing, and possible success and therapeutic applications of Regeneron’s Products and product candidates being developed by Regeneron and/or its collaborators or licensees (collectively, “Regeneron’s Product Candidates”) and research and clinical programs now underway or planned, including without limitation Dupixent® (dupilumab) for the treatment of adults and children aged 12 years and older with chronic spontaneous urticaria (“CSU”); the likelihood, timing, and

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scope of possible regulatory approval and commercial launch of Regeneron’s Product Candidates and new indications for Regeneron’s Products, such as Dupixent for the treatment of CSU (including potential approval by the U.S. Food and Drug Administration based on the supplemental Biologics License Application discussed in this press release), pediatric eosinophilic esophagitis, atopic hand and foot dermatitis, chronic inducible urticaria-cold, chronic pruritus of unknown origin, chronic obstructive pulmonary disease with evidence of type 2 inflammation, chronic rhinosinusitis without nasal polyposis, allergic fungal rhinosinusitis, allergic bronchopulmonary aspergillosis, bullous pemphigoid, and other potential indications; uncertainty of the utilization, market acceptance, and commercial success of Regeneron’s Products and Regeneron’s Product Candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary), including the studies discussed or referenced in this press release, on any of the foregoing or any potential regulatory approval of Regeneron’s Products (such as Dupixent) and Regeneron’s Product Candidates; the ability of Regeneron’s collaborators, licensees, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s Products and Regeneron’s Product Candidates; the ability of Regeneron to manage supply chains for multiple products and product candidates; safety issues resulting from the administration of Regeneron’s Products (such as Dupixent) and Regeneron’s Product Candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s Products and Regeneron’s Product Candidates in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s Products and Regeneron’s Product Candidates, including without limitation Dupixent; ongoing regulatory obligations and oversight impacting Regeneron’s Products, research and clinical programs, and business, including those relating to patient privacy; the availability and extent of reimbursement of Regeneron’s Products from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; competing drugs and product candidates that may be superior to, or more cost effective than, Regeneron’s Products and Regeneron’s Product Candidates; the extent to which the results from the research and development programs conducted by Regeneron and/or its collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license, collaboration, or supply agreement, including Regeneron’s agreements with Sanofi and Bayer (or their respective affiliated companies, as applicable) to be cancelled or terminated; and risks associated with intellectual property of other parties and pending or future litigation relating thereto (including without limitation the patent litigation and other related proceedings relating to EYLEA® (aflibercept) Injection, Praluent® (alirocumab), and REGEN-COV® (casirivimab and imdevimab), other litigation and other proceedings and government investigations relating to the Company and/or its operations, the ultimate outcome of any such proceedings and investigations, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2022. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

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